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                                      February 1, 2008

Via EDGAR Transmission and Electronic Mail

James O'Connor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

     Re:  Delaware Pooled Trust, on behalf of The International Equity Portfolio
          and  The  Labor  Select   International  Equity  Portfolio  File  Nos.
          033-40991 and 811-06322

Dear Mr. O'Connor:

     On behalf  of The  International  Equity  Portfolio  and The  Labor  Select
International  Equity  Portfolio,  each a series of Delaware  Pooled  Trust (the
"Registrant"),  the following are the Registrant's  responses to the comments of the staff (the  "Staff") of the U.S.  Securities  and Exchange  Commission  (the
"SEC")  conveyed  via  telephone  on  January  29,  2008  with  respect  to  the preliminary  proxy statement (the "Proxy  Statement")  that was filed on January
18, 2008. Each Staff comment is summarized  below,  followed by the Registrant's response to the comment.

1.  Comment.  Provide  the phone  number for  touch-tone  voting in the Q&A section.

     Response.  The phone number for touch-tone  voting varies  according to how
the  shares  are  held,  i.e.,  street  side  or  registered  side.   Individual
shareholders  will submit touch-tone votes through a different phone number than brokers calling to vote on behalf of institutional  shareholders.  Consequently, different  phone  numbers  will be  generated  on the proxy  card  according  to shareholder.  Rather than list multiple phone numbers, the Q&A section refers to the phone number printed on the shareholder's proxy card.

2.  Comment.  Insert a  cross-reference  to the section titled "Expenses and
Proposals" into the second sentence of the section titled "Proxy  Solicitation,"
and delete the sentence to this effect later in the paragraph.

     Response.  The second  sentence of the section titled "Proxy  Solicitation"
will read as follows:  "The cost of this proxy  solicitation  has been shared as set forth below under `Expenses of the  Proposals.'" In addition,  the following sentence has been removed from the same paragraph: "For allocation of costs, see discussion below under `Expenses of the Proposals.'"

3.  Comment.  The  sentence  on  page-v  setting  forth  the  proposed  new fundamental  policies should include the word `policies' to state: "The proposed new fundamental  policies  concerning  concentration for each Fund would read as follows. . . ."

     Response. This change will be made.

4.  Comment. The restriction in the proposed new fundamental policies should read "30% of the value of its net assets...", as there is no distinction between
"market or other fair value."

     Response. The proposed new fundamental policies now read as follows:

     The  Portfolio  shall  not make any  investment  that  will  result  in the concentration  (as that term might be defined in the 1940 Act,  any rule or
     order  thereunder,   or  U.S.  Securities  and  Exchange  Commission  staff
     interpretation thereof) of its investments in the securities of issuers all of which conduct their principal business  activities in the same industry, except the Portfolio may invest up to 30% of the value of its net assets in the securities of issuers that conduct their principal business  activities in the commercial  banking  industry.  This  restriction  does not apply to obligations issued or guaranteed by the U.S.  government,  its agencies and instrumentalities, or tax-exempt certificates of deposit.

5.  Comment. Is the language  "commercial banking industry" too restrictive, in that it  excludes  the likes of savings  banks,  mortgage  banks,  investment banks, merchant banks, etc.?

     Response.  The following  language  will be added to the  discussion of the
Proposal:

     Mondrian  uses  the   classification   developed  by  the  Global  Industry
     Classification  Standard (GICS) to define the commercial  banking industry.
     GICS was  developed  by MSCI  Barra,  the  provider  of the MSCI EAFE,  and
     Standard & Poor's.  Under this definition,  the commercial banking industry
     includes:   (1)  diversified   banks,  which  are  commercial  banks  whose
     businesses are derived  primarily from  commercial  lending  operations and have significant  business  activity in retail banking and small and medium corporate  lending;  and (2) regional banks, whose businesses are generally derived primarily from commercial  lending  operations and have significant business activity in retail banking and small and medium corporate lending.
     Commercial  banking excludes  companies that GICS would classify as thrifts and mortgage banks, investment banks and brokerages.

                                      * * *

     The Registrant acknowledges that: (i) it is responsible for the adequacy of the  disclosure  in the  Proxy  Statement;  (ii)  Staff  comments  to the  Proxy
Statement,  or changes to the Proxy  Statement  in  response  to Staff  comments thereto,  do not  foreclose  the SEC from taking any action with  respect to the
Proxy  Statement;  and (iii) the  Registrant  may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

     In addition,  the Registrant  acknowledges that the Division of Enforcement has access to all  information  that the Registrant has provided to the Staff of the Division of Investment Management in its review of Proxy Statement.

     Please do not  hesitate  to contact me at the above  number if you have any questions or wish to discuss any of the responses presented above.

                                      Sincerely yours,

                                      /s/ Michael D. Mabry
                                      Michael D. Mabry

cc:    Kate Williams